FORM 6-K
(Amendment No. 1)
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 3400 - 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Corporate Secretary

Date:   September 5, 2007

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

AMENDED
GOLDCORP TO HOST ANALYST TOUR OF RED LAKE GOLD MINES
VANCOUVER, BRITISH COLUMBIA, September 4, 2007 — GOLDCORP INC. (TSX: G, NYSE: GG) today provided an update on mine expansion and exploration progress at Red Lake Gold Mines in northwestern Ontario, Canada in advance of an analyst tour at the operation this week.
Following the integration of the two mines (Red Lake and Campbell) just over one year ago, the ongoing efforts of the management team have resulted in:
•	the completion of the mill expansion with total site capacity increasing to approximately 3,100 tonnes per day;

•	the commencement of operation of the new #3 shaft;

•	the generation of significant operational synergies that are expected to maintain Red Lake’s current low cash costs into the foreseeable future; and

•	exciting new exploration discoveries in several areas of the property.
These investments and the associated productivity improvements will support the plan to grow Red Lake’s gold production to over 1 million ounces per year by 2011.
Exploration Update
Drilling results from this year’s C$26 million drilling program continue to support the Company’s exploration and development model. The focus remains on the five top prospects: Party Wall targets, Deep Campbell, High Grade Zone and Footwall Sulphides, Red Lake Sulphides and Surface targets. The relevant Red Lake drill hole database, as well as the slide presentation from this week’s mine tour, are available on the Company’s website at http://www.goldcorp.com/operations/red_lake_mine
Party Wall Targets
The previously unexplored boundary zone between the former Campbell and Red Lake mines, known locally as the Party Wall, has been the target of drilling in 2007. Initial drilling from the Campbell-Red Lake underground connection (36 level) has intersected a new high grade quartz vein with gold intercepts, including:
•	6.8 ounces per ton over 3.7 feet;
•	9.1 ounces per ton over 1.5 feet; and
•	50.3 ounces per ton over 2.0 feet.
Deep Campbell
Drilling from the Deep Campbell area has identified the new A5 zone, 1,000 feet southwest of the Deep Campbell zone. Values intersected include gold grades of 1.3 ounces per ton over 2.0 feet, 0.7 ounces per ton over 3.1 feet, and 1.6 ounces per ton over 4.2 feet. Exciting results were also intersected in the PCB zone which included gold grades of 0.8 ounces per ton over 18.3 feet and 1.2 ounces per ton over 16.6 feet.

High Grade and Footwall Sulphides
The High Grade Zone is currently being mined on the 42 level. Mining reserves extend to the 47 level with resources down to the 50 level. The High Grade Zone has been intersected as deep as the 57 level and remains open at depth. A new hanging wall drift at the 4599 level is being developed to allow for drilling to better define and expand the zone below the 47 level. Definition and exploration drilling in the footwall sulphide zone continues to increase reserves.
Red Lake Sulphides
Current exploration plans continue to reinterpret data in an effort to re-initiate mining activity that was halted more than ten years ago. Drilling of the up-dip extension of the High Grade Zone in this area will commence in the fourth quarter of 2007.
Surface Targets
To investigate the open pit potential of the property, new drilling in 2007 has concentrated on the footwall of the North C Zone discovering both wide areas of low-grade near-surface material and new high grade veins that were never previously mined. New intercepts include:
•	0.03 ounces per ton over 118 feet;
•	0.07 ounces per ton over 32.8 feet;
•	0.02 ounces per ton over 108.2 feet;
•	2.79 ounces per ton over 1.5 feet; and
•	2.6 ounces per ton over 5.7 feet.
Kevin McArthur, Goldcorp President and Chief Executive Officer said, “The ongoing synergies we are realizing from the combination of these two world-class assets, when taken together with these exciting new exploration results in the area between the two properties, underscore our belief that Red Lake will remain one of the pre-eminent gold mines in the world and a cornerstone asset of Goldcorp for many years to come.”
Mr. Dean Crick, P.Geo. and Chief Geologist of Red Lake Gold Mines, who is a “qualified person” as such term is defined under National Instrument 43-101, is responsible for the design and conduct of the exploration program at Red Lake Gold Mines and has reviewed and approved the contents of this news release.
Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. Its gold production remains 100% unhedged.
Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, zinc and lead, as well as those factors discussed in the section entitled “General Development of the Business — Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations Goldcorp Inc.	website: www.goldcorp.com
Telephone: (604) 696-3074
Fax: (604) 696-3001